082-03854

JOHN KEELLS HOLDINGS PLC

INTERIM REPORT - SIX MONTHS ENDED 30TH SEPTEMBER 2009

dlw 11/18

John Keells Group

CHAIRMAN'S MESSAGE

Dear Stakeholder,

As stated in my message at the end of the last quarter, the potential that has emerged as a result of the end of the conflict offers unprecedented opportunities to all our businesses. Given our exposure to key segments of the economy and our strong balance sheet, we are well positioned to benefit from the opportunities that the new environment presents. We have already invested in increasing our presence in the North-East in the Consumer Foods and Retail Industry Group and the Financial Services Industry Group and will be upgrading the Club Oceanic Hotel commencing 1 December 2009. As you are aware, tourism has rebounded relatively quickly, with arrivals increasing year on year by 34.3 per cent and 28.6 per cent in August and September respectively. On the basis of our predictions for the tourism industry, several projects are being evaluated, details of which will be unveiled shortly.

Though our results were not as good as last year, they are well above what was expected at the beginning of the year, given the improved environment. We are confident that the full potential that this opportunity affords us will be realised in the near future. However, there is much to be done by all stakeholders to capitalize on this historic opportunity afforded to our country.

The profits attributable to Equity Holders for the six months, ended 30 September 2009, of Rs. 1.22 billion, reflected a decrease of 34 per cent compared to the same period last year and the quarterly results of Rs. 575 million, reflects a decrease of 43 per cent compared to the corresponding period in the previous year.

Profit Before Tax (PBT) for the six months and quarter ended 30 September 2009, were Rs. 1.86 billion and Rs. 905 million respectively, these being decreases of 38 per cent compared to Rs.3.01 billion and 51 per cent compared to Rs. 1.86 billion respectively. We are pleased with the results of the "smart" cost measures we have taken in the past two years in that our "like" with "like" fixed costs (after allowing for the newly consolidated UAL) have been well contained.

The revenue of Rs. 21.30 billion for the first six months of the year was 2 per cent below the Rs. 21.82 billion recorded in the corresponding period of the previous year, while the revenue of Rs. 11.23 billion for the quarter, ended 30 September 2009, was 5 per cent above the revenue of Rs. 10.73 billion in the corresponding period of the previous year

At a Company level, the net profits for the six months, ended 30 September 2009 was Rs. 1.96 billion being a 32 per cent decrease compared to the Rs. 2.87 billion in the corresponding period of the previous year. The net profits of Rs. 162 million, was a decrease of 94 per cent compared to Rs. 2.52 billion in the corresponding period of the previous year due to timing of dividends received from subsidiary and associate companies and the capital gain from the divestment of AMW that were included in 2008/09.

Transportation PBT of Rs. 1.16 billion was a decrease of 21 per cent for the first six months of 2008/09 compared to the Rs. 1.47 billion recorded in the same period last year. However, the quarterly results increased by 15 per cent to Rs. 627 million compared to the same period last year [2008/09 Q2: Rs. 545 million.] South Asia Gateway Terminals (SAGT) saw volumes rise for a fourth consecutive month and in August set a record with a throughput of 163,024 TEUs.

Leisure recorded a loss of Rs. 174 million for the first six months of the financial year compared to a loss of Rs. 581 million recorded in the same period last year. The second quarter was a loss of Rs. 127 million [2008/09 Q2: Loss Rs. 223 million]. This improvement in performance is mainly due to better results achieved by the Maldives and Sri Lankan resorts. Our flagship city hotel, Cinnamon Grand, also performed well. The former Trans Asia Hotel was re-launched on 1 September 2009 as Cinnamon Lakeside. This new product has been well received and is well positioned to increase the Groups dominance in the City.

CHAIRMAN'S MESSAGE

Property recorded a PBT of Rs. 105 million for the first six months, a 63 per cent decrease compared to the Rs. 287 million recorded in the same period last year. The PBT for the quarter saw an overall decrease of 34 per cent to Rs. 71 million compared to the corresponding period last year [2008/09 Q2: Rs. 108 million] due to the cyclical nature of the revenue recognition.

Consumer Foods and Retail PBT for the six months at Rs. 91 million was 22 per cent higher than the Rs. 74 million recorded in the same period last year. The PBT for the quarter showed a decrease of 33 per cent to Rs. 50 million compared to the second quarter last year [2008/09 Q2: Rs. 74 million] . While the soft drinks and ice cream business saw higher profits due to increased volumes in the North and East with the strengthening of our distribution network, the retail and processed meats businesses were lower than last year.

Financial Services PBT for the six months ended 30 September 2009 at Rs. 382 million was 40 per cent higher than the Rs. 272 million recorded in the same period last year. The PBT of Rs. 165 million for the quarter is a 91 per cent increase compared to the same period last year [2008/09 Q2: Rs. 86 million]. John Keells Stock Brokers and the banking associate of the financial services group, NTB were the main contributors towards this increase. The contribution from Union Assurance (UAL) was in line with expectations given that profits of the life segment are recognized only at the end of our 3rd quarter, which is the end of UAL's financial year.

Information Technology saw an improved performance by the BPO business which had higher revenue from an increased number of revenue generating seats. The Information Technology Group recorded a loss of Rs. 35 million for the first six months compared to the loss of Rs. 18 million last year and a loss of Rs. 3 million in the quarter compared to last year [2008/09 Q2: Loss Rs. 2 million].

Others comprising of Plantation Services, Strategic Investments and the Corporate Centre recorded an overall decrease in PBT for the first six months by 78 per cent to Rs. 339 million compared to the Rs. 1.51 billion recorded in the corresponding period of the previous year. The PBT for the quarter was a decline of 90 per cent to Rs. 122 million [2008/09 Q2: Rs. 1.28 billion]. The figures in Q2 2008/09 included the capital gains from the AMW divestment.

The John Keells English Language Scholarship Programme completed its 2008/09 cycle, which covered Anuradhapura, Galle, Gampaha, Kalutara, Kandy, Kurunegala, Nawala, Negombo, Panadura, Trincomalee, Wattala and Colombo-Borellla/neighbourhood, with 938 of the 1075 registered students completing the programme. The total number of students who have enjoyed our scholarship since the commencement of this programme in 2004/05 is 2800. The 2009/10 intake, which, among others, will cover Jaffna/neighbourhood, Ampara, Vavuniya and Batticaloa, is expected to be 1200. The **John Keells Vision Project** is also progressing extremely well since its inception in 2004/05 with a total of 3018 cataract operations having been performed to date. During this period many have been provided with spectacles and reading glasses. Our goal is to do 800 operations and to provide 800 spectacles/reading glasses in 2009/10. The **Halmillawe Village Adoption Project** which was completed in early 2009 was augmented by a Women Enterprise and Development Programme where the villagers are assisted and empowered to embark on a sustainable livelihood. Another noteworthy CSR project is our **HIV/AIDS Awareness Campaign** where 11350 persons have been educated through 130 sessions. The **Mahavilachchiya BPO Project** has reached a self sustainable level and steps are afoot to increase the involved numbers.

In addition to the above CSR activities, the group will, under its Sustainability Development programme go "Beyond Business" in keeping with the stakeholder model of governance that we subscribe to.

S.C. Ratnayake
Chairman
29 October 2009

Provisional financial statements

CONSOLIDATED BALANCE SHEET

As at 30th September	2009	2008	As at 31.03.2009 *Re-stated*
ASSETS			
Non-current assets			
Property, plant & equipment	**29,537,128**	28,551,493	**29,965,422**
Leasehold property	**4,676,860**	4,590,964	**4,775,712**
Investment property	**2,329,015**	2,288,442	**2,329,015**
Intangible assets	**2,580,566**	224,010	**2,667,891**
Investments in subsidiaries & joint ventures	**5,115**	5,115	**5,115**
Investments in associates	**13,249,362**	11,227,727	**12,979,996**
Other investments	**10,225,024**	124,225	**8,751,603**
Deferred tax asset	**131,478**	141,884	**147,846**
Other non-current assets	**1,900,225**	1,358,532	**1,799,000**
	64,634,773	48,512,392	**63,421,600**
Current assets			
Inventories	**2,649,315**	3,019,016	**2,254,303**
Investments held for sale	**-**	37,331	**14,299**
Trade & other receivables	**9,666,800**	6,441,171	**9,027,653**
Amounts due from related parties	**41,702**	6,927	**22,129**
Short term investments	**14,579,597**	18,314,374	**15,347,437**
Cash in hand & at bank	**1,435,134**	1,931,549	**2,052,642**
	28,372,548	29,750,368	**28,718,463**
Total assets	**93,007,321**	78,262,760	**92,140,063**
EQUITY & LIABILITIES			
Equity attributable to equity holders of the parent			
Stated capital	**22,640,523**	22,470,791	**22,525,108**
Capital reserves	**7,387,051**	6,064,681	**7,436,723**
Revenue reserves	**16,166,330**	15,449,959	**15,544,624**
	46,193,904	43,985,431	**45,506,455**
Minority interest	**4,676,887**	4,609,373	**4,960,310**
Total equity	**50,870,791**	48,594,804	**50,466,765**
Non-current liabilities			
Insurance provisions	**12,167,275**	-	**11,025,614**
Non-interest bearing borrowings	**18,000**	21,000	**21,000**
Interest bearing borrowings	**13,921,951**	15,434,487	**14,739,141**
Deferred tax liabilities	**707,422**	692,292	**777,236**
Employee benefit liabilities	**996,138**	856,189	**956,917**
Other deferred liabilities	**4,911**	6,311	**5,167**
Other non-current liabilities	**283,272**	359,200	**274,576**
	28,098,969	17,369,479	**27,799,651**
Current liabilities			
Trade & other payables	**7,311,886**	6,115,727	**6,505,477**
Amounts due to related parties	**862**	17,591	**16,471**
Dividend payable	**-**	636,085	**-**
Income tax liabilities	**492,678**	530,793	**514,362**
Short term borrowings	**225,500**	102	**90,000**
Current portion of interest bearing borrowings	**2,565,335**	1,130,494	**1,817,511**
Bank overdrafts	**3,441,300**	3,867,685	**4,929,826**
	14,037,561	12,298,477	**13,873,647**
Total equity & liabilities	**93,007,321**	78,262,760	**92,140,063**
Net assets per share	**Rs. 75.41**	Rs. 71.81	**Rs.** 74.29

Note : *All values are in Rupees '000s, unless otherwise stated.*
The above figures are subject to audit.

I certify that the financial statements comply with the requirements of the Companies Act No.7 of 2007

M.J.S. Rajakariar
Group Financial Controller

The Board of Directors is responsible for the preparation and presentation of these financial statements.

S. C. Ratnayake
Chairman

J. R. F. Peiris
Group Finance Director

29 October 2009

Provisional financial statements

CONSOLIDATED INCOME STATEMENT

	Quarter ended 30th September			Six months ended 30th September		
	2009	2008	Change %	**2009**	2008	Change %
Revenue	**11,234,152**	10,729,218	5	**21,301,466**	21,815,048	(2)
Cost of sales	**(8,988,840)**	(8,588,505)	5	**(17,069,044)**	(17,344,383)	(2)
Gross profit	**2,245,312**	2,140,713	5	**4,232,422**	4,470,665	(5)
Dividend income	**1,283**	17,174	(93)	**1,611**	17,868	(91)
Other operating income	**988,465**	717,613	38	**2,216,825**	1,365,899	62
Distribution expenses	**(510,362)**	(425,239)	20	**(942,339)**	(800,298)	18
Administrative expenses	**(1,837,511)**	(1,673,978)	10	**(3,579,516)**	(3,100,077)	15
Other operating expenses	**(307,635)**	(236,093)	30	**(610,900)**	(592,993)	3
Finance expenses	**(359,321)**	(382,377)	(6)	**(788,184)**	(799,684)	(1)
Share of results of associates	**684,415**	680,527	1	**1,334,163**	1,421,538	(6)
Profit on sale of non-current investments	**-**	1,025,779		**-**	1,025,779	
Profit before tax	**904,646**	1,864,119	(51)	**1,864,082**	3,008,697	(38)
Tax expense	**(298,607)**	(783,081)	(62)	**(565,836)**	(1,062,699)	(47)
Profit for the period	**606,039**	1,081,038	(44)	**1,298,246**	1,945,998	(33)
Attributable to :						
Equity holders of the parent	**575,486**	1,012,468	(43)	**1,225,932**	1,845,012	(34)
Minority interest	**30,553**	68,570	(55)	**72,314**	100,986	(28)
	606,039	1,081,038	(44)	**1,298,246**	1,945,998	(33)
	Rs.	Rs.		**Rs.**	Rs.	
Earnings per share						
Basic	**0.94**	1.59		**2.00**	2.90	
Diluted	**0.94**	1.59		**2.00**	2.89	
Dividend per share	**-**	1.00		**1.00**	2.00	

Note : *All values are in Rupees '000s, unless otherwise stated.*
Figures in brackets indicate deductions.
The above figures are subject to audit.

Provisional financial statements

CONSOLIDATED CASH FLOW STATEMENT

For the six months ended 30th September	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES		
Profit before tax	**1,864,082**	3,008,697
Adjustments for :		
Interest income	**(1,511,399)**	(1,030,681)
Dividend income	**(1,611)**	(17,868)
Finance expenses	**788,184**	799,684
Share of results of associates	**(1,334,163)**	(1,421,538)
Depreciation of property, plant & equipment	**910,290**	811,938
Derecognition / impairment losses on property, plant & equipment and investment	**23,033**	49,589
Profit on sale of property, plant & equipment	**(11,224)**	(49,624)
Profit on sale of non-current investments	**-**	(1,025,779)
Profit on sale of investments held for sale	**(9,109)**	-
Profit on sale of other investments	**(90,478)**	-
Amortisation / depreciation of other non-current assets	**228,112**	80,205
Amortisation of other deferred liabilities	**(256)**	(1,114)
Gratuity provision and related costs	**80,940**	87,121
(Gain) / loss on foreign exchange	**3,266**	(253)
Proceeds from insurance claim on property, plant & equipment	**(30,000)**	-
Unrealised profit	**-**	(1,148)
Negative goodwill on acquisitions	**(38,472)**	-
Operating profit before working capital changes	**871,195**	1,289,229
(Increase) / decrease in inventories	**(530,336)**	706,583
(Increase) / decrease in receivables & prepayments	**(525,063)**	410,152
(Increase) / decrease in non-current assets	**(20,856)**	63,803
Increase / (decrease) in creditors & accruals	**821,068**	(1,771,166)
Increase / (decrease) in insurance provision	**1,141,661**	-
Cash generated from operations	**1,757,669**	698,601
Interest received	**1,511,399**	1,030,681
Finance expenses paid	**(788,184)**	(799,684)
Dividend received	**860,136**	128,476
Tax paid	**(657,359)**	(774,824)
Gratuity paid	**(42,022)**	(29,163)
Net cash flow from operating activities	**2,641,639**	254,087
CASH FLOWS FROM /(USED IN) INVESTING ACTIVITIES		
Purchase and construction of property, plant & equipment	**(591,630)**	(1,108,452)
Addition to intangible assets	**(5,676)**	(3,248)
Increase in interest in subsidiaries	**(70,113)**	-
Increase in interest in associates	**-**	(478,344)
Proceeds from sale of property, plant & equipment	**47,718**	95,531
Proceeds from sale of non-current investments	**-**	1,915,261
Proceeds from sale of investments held for sale	**84,632**	-
Proceeds from insurance claim on property, plant & equipment	**30,000**	-
Proceeds from/(repayment of) other investments (net)	**(1,382,943)**	-
Grants received for investing activities	**-**	315
Net cash flow from / (used in) investing activities	**(1,888,012)**	421,063
CASH FLOWS FROM / (USED IN) FINANCING ACTIVITIES		
Proceeds from issue of shares	**115,415**	6,524
Proceeds from minority on issue of rights in subsidiaries	**456**	-
Dividend paid to equity holders of parent	**(611,353)**	(636,003)
Dividend paid to minority shareholders	**(240,094)**	(223,657)
Proceeds from long term borrowings	**749,818**	8,333,452
Repayment of long term borrowings	**(743,262)**	(680,177)
Proceeds from / (repayment of) short term borrowings (net)	**135,500**	(374,898)
Net cash flow from / (used in) financing activities	**(593,520)**	6,425,241
NET INCREASE IN CASH & CASH EQUIVALENTS	**160,107**	7,100,391
CASH & CASH EQUIVALENTS AT THE BEGINNING	**12,470,253**	9,244,897
CASH & CASH EQUIVALENTS AT THE END	**12,630,360**	16,345,288
ANALYSIS OF CASH & CASH EQUIVALENTS		
Short term investments	**14,579,597**	18,314,374
Exchange (gain) / loss included in short term investments	**56,929**	(32,950)
Cash in hand & at bank	**1,435,134**	1,931,549
Bank overdrafts	**(3,441,300)**	(3,867,685)
	12,630,360	16,345,288

Note : *All values are in Rupees '000s, unless otherwise stated.*
Figures in brackets indicate deductions.
The above figures are subject to audit

Provisional financial statements

STATEMENT OF CHANGES IN EQUITY - GROUP

	Attributable to equity holders of parent										
	Stated capital	Re-valuation reserve	Exchange translation reserve	Other capital reserves	General reserves	Dividend reserve	Investment equalisation reserve	Accumulated profit	Total	Minority interest	Total equity
As at 1 April 2009	**22,525,108**	**5,517,736**	**1,493,222**	**425,765**	**3,870,775**	**1,572,188**	**75,000**	**10,102,307**	**45,582,101**	**4,960,310**	**50,542,411**
Reversal of prior period adjustment - SAGT	-	-	-	-	-	-	-	(75,646)	(75,646)	-	(75,646)
As at 1 April 2009 (Re-stated)	**22,525,108**	**5,517,736**	**1,493,222**	**425,765**	**3,870,775**	**1,572,188**	**75,000**	**10,026,661**	**45,506,455**	**4,960,310**	**50,466,765**
Share options exercised	115,415	-	-	-	-	-	-	-	115,415	-	115,415
Currency translation differences	-	-	(35,891)	-	-	-	-	-	(35,891)	(2,873)	(38,764)
Reserved during the period	-	-	-	-	30,000	-	-	(30,000)	-	-	-
Net gain / (loss) recognised directly in equity											
Acquisitions, disposals and changes in holding	-	-	-	-	-	-	-	(11)	(11)	(103,579)	(103,590)
Associate company share of net assets	-	-	(2,128)	-	-	-	-	-	(2,128)	-	(2,128)
Write off / transfers	-	(11,653)	-	-	-	-	-	-	(11,653)	(2,053)	(13,706)
Profit for the period	-	-	-	-	-	-	-	1,225,932	1,225,932	72,314	1,298,246
Final dividend paid - 2008/09	-	-	-	-	-	-	-	(611,353)	(611,353)	-	(611,353)
Subsidiary dividend to minority shareholders	-	-	-	-	-	-	-	7,138	7,138	(247,232)	(240,094)
As at 30 September 2009	**22,640,523**	**5,506,083**	**1,455,203**	**425,765**	**3,900,775**	**1,572,188**	**75,000**	**10,618,367**	**46,193,904**	**4,676,887**	**50,870,791**
As at 1 April 2008	**22,464,267**	**4,692,088**	**908,299**	**418,640**	**3,870,775**	**1,572,188**	**75,000**	**9,395,743**	**43,397,000**	**4,769,775**	**48,166,775**
Reversal of prior period adjustment - SAGT	-	-	-	-	-	-	-	(66,131)	(66,131)	-	(66,131)
As at 1 April 2008 (Re-stated)	**22,464,267**	**4,692,088**	**908,299**	**418,640**	**3,870,775**	**1,572,188**	**75,000**	**9,329,612**	**43,330,869**	**4,769,775**	**48,100,644**
Share options exercised	6,524	-	-	-	-	-	-	-	6,524	-	6,524
Currency translation differences	-	-	104,247	-	-	-	-	-	104,247	11,486	115,733
Net gain / (loss) recognised directly in equity											
Surplus on revaluation/transfer	-	(35,880)	-	-	-	-	-	-	(35,880)	(28,217)	(64,097)
Acquisitions, disposals and changes in holding	-	(8,460)	-	-	-	-	-	8,302	(158)	158	-
Associate company share of net assets	-	-	(14,253)	-	-	-	-	-	(14,253)	-	(14,253)
Profit for the period	-	-	-	-	-	-	-	1,845,012	1,845,012	100,986	1,945,998
Final dividend paid - 2007/08	-	-	-	-	-	-	-	(636,003)	(636,003)	-	(636,003)
Interim dividend - 2008/09	-	-	-	-	-	-	-	(636,085)	(636,085)	-	(636,085)
Subsidiary dividend to minority shareholders	-	-	-	-	-	-	-	21,158	21,158	(244,815)	(223,657)
As at 30 September 2008	**22,470,791**	**4,647,748**	**998,293**	**418,640**	**3,870,775**	**1,572,188**	**75,000**	**9,931,996**	**43,985,431**	**4,609,373**	**48,594,804**

Note : *All values are in Rupees '000s, unless otherwise stated.*
Figures in brackets indicate deductions.
The above figures are subject to audit.

COMPANY BALANCE SHEET

As at 30th September	2009	2008	As at 31.03.2009
ASSETS			
Non-current assets			
Property, plant & equipment	**169,567**	281,659	**227,877**
Investment property	**899,000**	832,158	**899,000**
Investments in subsidiaries & joint ventures	**19,780,348**	17,507,092	**19,693,717**
Investments in associates	**7,959,247**	5,977,663	**7,959,247**
Other investments	**1,325,432**	93,507	**814,112**
Other non-current assets	**71,807**	65,687	**84,740**
	30,205,401	24,757,766	**29,678,693**
Current assets			
Inventories	**798**	816	**810**
Investments held for sale	-	15,860	**3,900**
Trade & other receivables	**691,419**	638,601	**777,843**
Amounts due from related parties	**281,149**	377,756	**200,560**
Short term investments	**11,176,909**	16,611,854	**11,431,363**
Cash in hand & at bank	**28,014**	52,673	**16,748**
	12,178,289	17,697,560	**12,431,224**
Total assets	**42,383,690**	42,455,326	**42,109,917**
EQUITY & LIABILITIES			
Stated capital	**22,640,523**	22,470,791	**22,525,108**
Revenue reserves	**7,879,158**	7,939,716	**6,527,647**
Total equity	**30,519,681**	30,410,507	**29,052,755**
Non-current liabilities			
Interest bearing borrowings	**9,757,493**	10,599,243	**10,482,593**
Employee benefit liabilities	**82,818**	88,708	**92,358**
	9,840,311	10,687,951	**10,574,951**
Current liabilities			
Trade & other payables	**391,330**	502,669	**393,311**
Amounts due to related parties	**5,591**	1,825	**5,619**
Dividend payable	-	636,085	-
Current portion of interest bearing borrowings	**1,348,000**	200,000	**777,650**
Bank overdrafts	**278,777**	16,289	**1,305,631**
	2,023,698	1,356,868	**2,482,211**
Total equity & liabilities	**42,383,690**	42,455,326	**42,109,917**
	Rs.	Rs.	**Rs**
Net assets per share	**49.83**	49.65	**47.43**

Note : All values are in Rupees '000s, unless otherwise stated.
The above figures are subject to audit.

I certify that the financial statements comply with the requirements of the Companies Act No.7 of 2007

M.J.S. Rajakariar
Group Financial Controller

The Board of Directors is responsible for the preparation and presentation of these financial statements.

S. C. Ratnayake
Chairman

J. R. F. Peiris
Group Finance Director

29 October 2009

Provisional financial statements

COMPANY INCOME STATEMENT

	Quarter ended 30th September			Six months ended 30th September		
	2009	2008	Change %	**2009**	2008	Change %
Revenue	**129,348**	150,759	(14)	**262,300**	294,121	(11)
Cost of sales	**(54,239)**	(66,014)	(18)	**(112,223)**	(129,477)	(13)
Gross profit	**75,109**	84,745	(11)	**150,077**	164,644	(9)
Dividend income	**131,488**	1,224,250	(89)	**1,840,856**	1,520,748	21
Other operating income	**325,221**	475,058	(32)	**767,791**	879,358	(13)
Administrative expenses	**(161,053)**	(190,509)	(15)	**(337,641)**	(398,813)	(15)
Other operating expenses	**(10,085)**	(8,544)	18	**(23,233)**	(17,428)	33
Finance expenses	**(198,862)**	(229,920)	(14)	**(434,986)**	(448,541)	(3)
Profit on sale of non-current investments	**-**	1,209,803		**-**	1,209,803	
Profit before tax	**161,818**	2,564,883	(94)	**1,962,864**	2,909,771	(33)
Tax expense	**-**	(40,784)		**-**	(40,784)	
Profit for the period	**161,818**	2,524,099	(94)	**1,962,864**	2,868,987	(32)
	Rs.	Rs.		**Rs.**	Rs.	
Dividend per share	-	1.00		**1.00**	2.00	

Note : *All values are in Rupees '000s, unless otherwise stated.*
Figures in brackets indicate deductions.
The above figures are subject to audit.

COMPANY CASH FLOW STATEMENT

For the six months ended 30th September	**2009**	2008
CASH FLOWS FROM OPERATING ACTIVITIES		
Profit before tax	**1,962,864**	2,909,771
Adjustments for:		
Finance expenses	**434,986**	448,541
Depreciation of property, plant & equipment	**53,602**	57,950
Impairment losses on investment	**-**	1,000
Profit on sale of property, plant & equipment	**(81)**	(1,560)
Profit on sale of non-current investments	-	(1,209,803)
Profit on sale of investments held for sale	**(19,508)**	-
Profit on sale of other investments	**(90,478)**	-
(Gain)/loss on foreign exchange	**3,266**	(253)
Gratuity provision and related costs	**4,224**	10,643
Operating profit before working capital changes	**2,348,875**	2,216,289
(Increase) / decrease in receivables & prepayments	**3,052**	(543,910)
Increase / (decrease) in creditors & accruals	**83**	180,423
Cash generated from operations	**2,352,010**	1,852,802
Finance expenses paid	**(434,986)**	(448,541)
Tax paid	**(42,366)**	(21,861)
Gratuity paid	**(13,764)**	(2,265)
Net cash flow from operating activities	**1,860,894**	1,380,135
CASH FLOWS FROM/ (USED IN) INVESTING ACTIVITIES		
Purchase and construction of property, plant & equipment	**(1,462)**	(53,324)
Purchase of non current investments	**(133,113)**	(532,571)
Proceeds from sale of property, plant & equipment	**6,250**	4,704
Proceeds from sale of non-current investments	**30,000**	1,915,261
Proceeds from sale of investments held for sale	**72,404**	-
Proceeds from/(repayment of) other investments (net)	**(398,440)**	-
Net cash flow from/(used in) investing activities	**(424,361)**	1,334,070
CASH FLOWS FROM / (USED IN) FINANCING ACTIVITIES		
Proceeds from issue of shares	**115,415**	6,524
Dividend paid	**(611,353)**	(636,003)
Proceeds from long term borrowings	**-**	8,070,950
Repayment of long term borrowings	**(100,000)**	(200,000)
Net cash flow from / (used in) financing activities	**(595,938)**	7,241,471
NET INCREASE IN CASH & CASH EQUIVALENTS	**840,595**	9,955,676
CASH & CASH EQUIVALENTS AT THE BEGINNING	**10,142,480**	6,659,612
CASH & CASH EQUIVALENTS AT THE END	**10,983,075**	16,615,288
ANALYSIS OF CASH & CASH EQUIVALENTS		
Short term investments	**11,176,909**	16,611,854
Exchange (gain) / loss included in short term investments	**56,929**	(32,950)
Cash in hand & at bank	**28,014**	52,673
Bank overdrafts	**(278,777)**	(16,289)
	10,983,075	16,615,288

Note : *All values are in Rupees '000s, unless otherwise stated.*
Figures in brackets indicate deductions.
The above figures are subject to audit.

Provisional financial statements

STATEMENT OF CHANGES IN EQUITY - COMPANY

	Stated Capital	General reserve	Dividend reserve	Investment equalisation reserve	Accumulated profit	Total equity
As at 1 April 2009	**22,525,108**	**2,600,000**	**1,519,322**	**75,000**	**2,333,325**	**29,052,755**
Share options exercised	115,415	-	-	-	-	115,415
Profit for the period	-	-	-	-	1,962,864	1,962,864
Final dividend paid - 2008/09	-	-	-	-	(611,353)	(611,353)
As at 30 September 2009	**22,640,523**	**2,600,000**	**1,519,322**	**75,000**	**3,684,836**	**30,519,681**
As at 1 April 2008	**22,464,267**	**2,600,000**	**1,519,322**	**75,000**	**2,148,495**	**28,807,084**
Share options exercised	6,524	-	-	-	-	6,524
Profit for the period	-	-	-	-	2,868,987	2,868,987
Final dividend paid - 2007/08	-	-	-	-	(636,003)	(636,003)
Interim dividend - 2008/09	-	-	-	-	(636,085)	(636,085)
As at 30 September 2008	**22,470,791**	**2,600,000**	**1,519,322**	**75,000**	**3,745,394**	**30,410,507**

Note : *All values are in Rupees '000s, unless otherwise stated.*

Figures in brackets indicate deductions.

The above figures are subject to audit.

Provisional financial statements

SEGMENT INFORMATION

For the quarter ended 30th September	Transportation 2009	Transportation 2008	Leisure 2009	Leisure 2008	Property 2009	Property 2008	Consumer Foods & Retail 2009	Consumer Foods & Retail 2008	Financial Services 2009	Financial Services 2008	Information Technology 2009	Information Technology 2008	Others 2009	Others 2008	Group Total 2009	Group Total 2008
Total revenue	**2,457,745**	3,779,738	**2,527,452**	2,186,091	**375,256**	419,350	**3,950,352**	3,572,749	**1,277,911**	26,931	**369,058**	461,776	**903,126**	783,393	**11,860,900**	11,230,028
Intra segment revenue	**-**	-	**(191,023)**	(129,644)	**(432)**	(684)	**(106,837)**	(77,223)	**-**	-	**(1,654)**	(1,689)	**(19,398)**	(13,318)	**(319,344)**	(222,558)
Segment revenue	**2,457,745**	3,779,738	**2,336,429**	2,056,447	**374,824**	418,666	**3,843,515**	3,495,526	**1,277,911**	26,931	**367,404**	460,087	**883,728**	770,075	**11,541,556**	11,007,470
Inter segment revenue	(73,081)	(71,689)	**(2,944)**	2,523	**(49,021)**	(38,624)	**(18,577)**	(7,735)	**(14,984)**	-	**(39,965)**	(37,989)	**(108,832)**	(124,738)	**(307,404)**	(278,252)
Revenue	**2,384,664**	3,708,049	**2,333,485**	2,058,970	**325,803**	380,042	**3,824,938**	3,487,791	**1,262,927**	26,931	**327,439**	422,098	**774,896**	645,337	**11,234,152**	10,729,218
Segment results	**59,346**	(45,473)	**(13,347)**	(162,500)	**70,945**	93,356	**82,681**	121,210	**74,463**	(3,623)	**(5,406)**	(4,494)	**10,297**	7,539	**278,979**	6,015
Eliminations / unallocated															**300,573**	534,175
															579,552	540,190
Finance expenses	**(6,751)**	(27,368)	**(109,992)**	(70,599)	**(6,270)**	678	**(32,087)**	(51,647)	**10,150**	(15)	**(644)**	(134)	**(213,727)**	(233,292)	**(359,321)**	(382,377)
Share of results of associates	**557,390**	598,569	**-**	-	**-**	-	**-**	-	**126,157**	84,791	**868**	(2,606)	**-**	(227)	**684,415**	680,527
Profit on sale of non-current investments	**-**	-	**-**	-	**-**	-	**-**	-	**-**	-	**-**	-	**-**	1,025,779	**-**	1,025,779
Profit / (loss) before tax	**626,830**	545,526	**(126,782)**	(223,228)	**71,230**	107,615	**49,862**	74,440	**164,818**	86,496	**(2,904)**	(2,082)	**121,592**	1,275,352	**904,646**	1,864,119
Tax expense	**(25,345)**	(552,018)	**6,403**	20,603	**(10,957)**	(9,145)	**(63,266)**	(29,756)	**(94,976)**	(37,687)	**(10,266)**	(13,228)	**(100,200)**	(161,850)	**(298,607)**	(783,081)
Profit / (loss) for the period	**601,485**	(6,492)	**(120,379)**	(202,625)	**60,273**	98,470	**(13,404)**	44,684	**69,842**	48,809	**(13,170)**	(15,310)	**21,392**	1,113,502	**606,039**	1,081,038
Attributable to:																
Equity holders of the parent	**594,877**	(13,531)	**(110,775)**	(194,975)	**51,322**	82,701	**(11,966)**	27,398	**69,483**	48,646	**(13,170)**	(15,310)	**(4,285)**	1,077,539	**575,486**	1,012,468
Minority interest	**6,608**	7,039	**(9,604)**	(7,650)	**8,951**	15,769	**(1,438)**	17,286	**359**	163	**-**	-	**25,677**	35,963	**30,553**	68,570
	601,485	(6,492)	**(120,379)**	(202,625)	**60,273**	98,470	**(13,404)**	44,684	**69,842**	48,809	**(13,170)**	(15,310)	**21,392**	1,113,502	**606,039**	1,081,038

Note : *All values are in Rupees '000s, unless otherwise stated.*
Figures in brackets indicate deductions.
In addition to segment results, other information such as finance expenses, tax expenses have been allocated to segments for better presentation.
The above figures are subject to audit.

Provisional financial statements

SEGMENT INFORMATION

For the six months ended 30th September	**Transportation**		**Leisure**		**Property**		**Consumer Foods & Retail**		**Financial Services**		**Information Technology**		**Others**		**Group Total**	
	2009	2008	**2009**	2008	**2009**	2008	**2009**	2008	**2009**	2008	**2009**	2008	**2009**	2008	**2009**	2008
Total revenue	**4,323,646**	8,239,188	**4,720,294**	4,210,949	**581,454**	874,585	**7,878,819**	6,889,269	**2,498,626**	48,725	**772,134**	882,493	**1,720,161**	1,650,619	**22,495,134**	22,795,828
Intra segment revenue	**-**	-	**(340,805)**	(241,243)	**(863)**	(1,368)	**(201,273)**	(145,734)	**-**	-	**(3,305)**	(3,262)	**(39,840)**	(31,259)	**(586,086)**	(422,866)
Segment revenue	**4,323,646**	8,239,188	**4,379,489**	3,969,706	**580,591**	873,217	**7,677,546**	6,743,535	**2,498,626**	48,725	**768,829**	879,231	**1,680,321**	1,619,360	**21,909,048**	22,372,962
Inter segment revenue	**(145,277)**	(141,494)	**(5,896)**	(8,799)	**(100,560)**	(78,398)	**(30,718)**	(14,204)	**(33,132)**	-	**(74,342)**	(75,825)	**(217,657)**	(239,194)	**(607,582)**	(557,914)
Revenue	**4,178,369**	8,097,694	**4,373,593**	3,960,907	**480,031**	794,819	**7,646,828**	6,729,331	**2,465,494**	48,725	**694,487**	803,406	**1,462,664**	1,380,166	**21,301,466**	21,815,048
Segment results	**101,709**	355,760	**54,882**	(401,761)	**96,196**	248,699	**170,467**	174,731	**147,725**	(10,638)	**(25,581)**	(12,478)	**(2,787)**	(15,015)	**542,611**	339,298
Eliminations / unallocated															**775,492**	1,021,766
															1,318,103	1,361,064
Finance expenses	**(15,086)**	(34,118)	**(239,784)**	(203,289)	**(8,839)**	(17)	**(74,997)**	(104,036)	**10,109**	(19)	**(2,155)**	(78)	**(457,432)**	(458,127)	**(788,184)**	(799,684)
Share of results of associates	**1,031,091**	1,092,754	**-**	-	**-**	-	**-**	-	**316,672**	270,291	**(13,600)**	(12,271)	**-**	70,764	**1,334,163**	1,421,538
Profit on sale of non-current investments	**-**	-	**-**	-	**-**	-	**-**	-	**-**	-	**-**	-	**-**	1,025,779	**-**	1,025,779
Profit / (loss) before tax	**1,155,592**	1,465,588	**(173,962)**	(580,912)	**105,397**	287,380	**90,903**	74,430	**382,027**	272,182	**(34,829)**	(17,594)	**338,954**	1,507,623	**1,864,082**	3,008,697
Tax expense	**(48,116)**	(642,222)	**(1,142)**	28,338	**(22,824)**	(23,603)	**(114,968)**	(41,589)	**(201,327)**	(105,194)	**(15,514)**	(19,771)	**(161,945)**	(258,658)	**(565,836)**	(1,062,699)
Profit / (loss) for the period	**1,107,476**	823,366	**(175,104)**	(552,574)	**82,573**	263,777	**(24,065)**	32,841	**180,700**	166,988	**(50,343)**	(37,365)	**177,009**	1,248,965	**1,298,246**	1,945,998
Attributable to:																
Equity holders of the parent	**1,091,163**	806,410	**(161,438)**	(506,841)	**71,319**	222,485	**(20,863)**	19,602	**179,885**	166,914	**(50,343)**	(37,365)	**116,209**	1,173,807	**1,225,932**	1,845,012
Minority interest	**16,313**	16,956	**(13,666)**	(45,733)	**11,254**	41,292	**(3,202)**	13,239	**815**	74	**-**	-	**60,800**	75,158	**72,314**	100,986
	1,107,476	823,366	**(175,104)**	(552,574)	**82,573**	263,777	**(24,065)**	32,841	**180,700**	166,988	**(50,343)**	(37,365)	**177,009**	1,248,965	**1,298,246**	1,945,998

Note : *All values are in Rupees '000s, unless otherwise stated.*
Figures in brackets indicate deductions.
In addition to segment results, other information such as finance expenses, tax expenses have been allocated to segments for better presentation.
The above figures are subject to audit.

NOTES TO THE FINANCIAL STATEMENTS

For the six months ended 30th September

1 Market price per share	2009 Rs.	2008 Rs.
Highest	157.00	122.00
Lowest	62.50	80.50
Last traded	151.00	86.50

2 The interim financial statements of the company and of the group have been prepared on the basis of the same accounting policies and methods applied for the year ended 31 March 2009 and are in compliance with Sri Lanka Accounting Standard 35 - Interim Financial Reporting.

3 The presentation and classification of the financial statements of the previous year, have been amended, where relevant, for better presentation and to be comparable with those of the current year.

4 Net assets per share have been calculated, for all periods, based on the number of shares in issue as at 30 September 2009.

5 Stated capital is represented by number of shares in issue as given below:

As at	30-9-2009	30-9-2008	31-3-2009
Ordinary shares	612,531,973	634,995,535	611,352,996
Global depository receipts	983,736	1,090,380	993,406

6 The percentage of shares held by the public as at 30 September 2009 was 84.64% (30 June 2009 – 84.53%).

7 The number of shares held by the Board of directors are as follows:

As at	30-9-2009	30-6-2009
S C Ratnayake – Chairman / CEO	3,227,747	3,227,747
A D Gunewardene	3,527,668	3,527,668
J R F Peiris	189,628	189,628
E F G Amerasinghe	4,136	4,136
T Das	Nil	Nil
S Enderby	Nil	Nil
P D Rodrigo	Nil	Nil
S S Tiruchelvam	Nil	Nil

8 Twenty largest shareholders of the company are as follows:

As at		30-9-2009 Number of shares	%	30-6-2009 Number of shares	%
1	Mr S E Captain	**87,124,690**	**14.2**	86,145,990	14.1
2	Mr R Rajaratnam	**48,992,064**	**8.0**	52,492,064	8.6
3	Sri Lanka Insurance Corporation Ltd-Life Fund	**28,062,085**	**4.6**	28,062,085	4.6
4	The Emerging Markets South Asian Fund	**23,310,158**	**3.8**	21,042,258	3.4
5	Genesis Smaller Companies	**15,708,495**	**2.6**	15,708,495	2.6
6	Estate of A A N De Fonseka	**14,964,269**	**2.4**	14,964,269	2.4
7	Aberdeen Global Asia Pacific Equity Fund	**14,885,803**	**2.4**	14,885,803	2.4
8	Arisaig India Fund Limited	**14,431,575**	**2.4**	14,431,575	2.4
9	Deutsche Bank AG - London	**13,192,100**	**2.2**	12,992,100	2.1
10	Paints & General Industries Limited	**10,860,701**	**1.8**	7,088,901	1.2
11	Sri Lanka Insurance Corporation Ltd-General Fund	**10,800,000**	**1.8**	10,800,000	1.8
12	Rubber Investment Trust Limited A/C no.1	**10,763,178**	**1.8**	10,763,178	1.8
13	FS Asia Pacific	**10,237,803**	**1.7**	10,654,403	1.7
14	Genesis Emerging Markets Opportunities Fund Limited	**8,765,577**	**1.4**	8,639,739	1.4
15	Mr K Balendra	**7,440,457**	**1.2**	7,440,457	1.2
16	Ms L A Captain	**7,188,189**	1.2	7,153,189	1.2
17	Aberdeen Asia Pacific Fund	**6,805,672**	**1.1**	6,805,672	1.1
18	Batterymarch Global Emerging Market Fund	**6,730,800**	**1.1**	4,078,400	0.7
19	Aberdeen Global-Asian Smaller Companies Fund	**6,502,113**	**1.1**	3,352,113	0.5
20	Fast Gain International Limited	**6,035,362**	**1.0**	7,805,062	1.3

9 In April 2009, the company infused additional equity of Rs. 40 mn in John Keells Logistics Lanka (Pvt) Ltd.

10 In May 2009, the company paid out Rs. 70 million in conclusion of the mandatory offer to the remaining shareholders of Union Assurance PLC.

11 A final dividend of Rs. 1.00 per share for the financial year ended 31 March 2009 was paid on 10 June 2009.

12 **Contingent liabilities**

Contingent liabilities have increased by Rs. 214 mn from that disclosed as at 31 March 2009. This increase relates to an income tax assessment received by Lanka Marine Services (Pvt) Ltd. (LMS) for the year of assessment 2007/08. The assessment was based on the normal tax rates. Based on the opinions from independent legal counsel and tax consultants that the supply of bunkers to foreign vessels is an export, LMS has computed and paid income tax at 15 per cent, as provided in the Inland Revenue Act. Appeals have been lodged against the balance taxes assessed and penalties charged by the Inland Revenue.

13 There have been no other events subsequent to the balance sheet date, which require disclosure in the interim financial statements.

14 All values included in these financial statements are in Rs.'000s unless otherwise stated.

CORPORATE INFORMATION

Name of company
John Keells Holdings PLC

Legal form
Public Limited Liability Company
Incorporated in Sri Lanka in 1979
Ordinary Shares listed on the
Colombo Stock Exchange
GDRs listed on the Luxembourg Stock Exchange

Registered office of the company
130 Glennie Street
Colombo 2
Sri Lanka

Company registration No.
PQ 14

Directors
S C Ratnayake - Chairman
A D Gunewardene - Deputy Chairman
J R F Peiris
E F G Amerasinghe
T Das
S Enderby
P D Rodrigo
S S Tiruchelvam

Audit Committee
P D Rodrigo - Chairman
E F G Amerasinghe
S Enderby
S S Tiruchelvam

Remuneration Committee
E F G Amerasinghe - Chairman
P D Rodrigo
S S Tiruchelvam

Nominations Committee
T Das - Chairman
S Enderby
S C Ratnayake
S S Tiruchelvam

Secretaries and registrars
Keells Consultants Limited
130 Glennie Street
Colombo 2
Sri Lanka

Auditors
Ernst & Young
Chartered Accountants
P.O. Box 101
Colombo
Sri Lanka

Bankers
Bank of Ceylon
Citibank N.A
Commercial Bank
Deutsche Bank A.G
DFCC Bank
DFCC Vardhana Bank
Hatton National Bank
Hongkong and Shanghai Banking Corporation
ICICI Bank
Nations Trust Bank
NDB Bank
People's Bank
Sampath Bank
Seylan Bank
Standard Chartered Bank

Depository for GDRs
Citibank NA
New York

Investor Relations
John Keells Holdings PLC
P.O. Box 76
130 Glennie Street
Colombo 2
Sri Lanka
Telephone : +(94) 11 230 6167
+(94) 11 230 6000
Facsimile : +(94) 11 230 6160
Internet : www.keells.com
Email : jkh@keells.com

www.keells.com